SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

XPRESSPA GROUP, INC.

(Formerly known as Form Holdings Corp.)

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

34634E102

(CUSIP Number)

Alex Tew

77 Geary Street, Third Floor

San Francisco, CA 94108

(650) 752-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Alan F. Denenberg

 Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

 (650) 752-2000

November 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34634E102

(1)	Names of reporting persons Calm.com, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,708,462*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,708,462*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,708,462*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 21.08%**
(14)	Type of reporting person CO

All Common Stock share numbers in this Statement reflect the impact of the 1:20 reverse stock split of the Issuer’s Common Stock that became effective on February 22, 2019.

*

Calm.com, Inc. (“Calm”) beneficially owns 2,770,962 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of XpresSpa Group, Inc., a Delaware corporation (the “Issuer”), issuable upon the conversion of the Issuer’s Series E Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”). The Series E Preferred Stock has the powers, designations, preferences and other rights as set forth in a Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (the “Certificate of Designation”), a copy of which was filed as Exhibit 3.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed the Securities and Exchange Commission (the “SEC”) on November 14, 2018, which exhibit is incorporated by reference herein in its entirety, and the Amendment to the Certificate of Designation of Series E Convertible Preferred Stock (the “Certificate of Designation Amendment”), a copy of which was filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2019, which exhibit is incorporated by reference herein in its entirety, which rights include, among other things, an aggregate initial liquidation preference and the right to participate in any dividends and distributions paid to holders of Common Stock on an as-converted basis. The Series E Preferred Stock votes on an as-converted basis. The holders of Series E Preferred Stock have the right to convert at any time and from time to time into shares of the Common Stock at a conversion rate as of the date hereof equal to 1.55 shares of Common Stock for each share of Series E Preferred Stock (the “Conversion Ratio”), which was increased from 0.25 shares of Common Stock per share of Series E Preferred stock upon approval by the shareholders of the Issuer on October 1, 2019. The Conversion Ratio is subject to adjustment upon certain events and additional shares of Common Stock may become issuable in the event of certain issuances of Common Stock or Common Stock equivalent securities by the Issuer at a price less than $2.00 per share of Common Stock (“Dilutive Issuances”).

On July 8, 2019, Calm also entered into a certain Securities Purchase Agreement (the “Note Purchase Agreement”) with the Issuer, whereby Calm purchased $2,500,000 aggregate principal amount of 5.00% Unsecured Convertible Notes due 2022 (the “Note”), which as of the date of this Schedule 13D/A is convertible into 819,976 shares of the Issuer’s Series E Preferred Stock, which are further convertible into 1,270,962 shares of the Issuer’s Common Stock based on the Conversion Ratio in effect on the date hereof. The Note is convertible at Calm’s option into shares of Series E Preferred Stock at any time and from time to time.

Pursuant to the Note Purchase Agreement, Calm also purchased warrants to purchase 937,500 shares of Common Stock, at an exercise price of $2.00 per share (the “Warrants”). Subject to receipt of approval of the shareholders of the issuer, the exercise price of the Warrants will be automatically reduced in the event of Dilutive Issuances, resulting in additional shares of Common Stock becoming issuable under the Warrants. The shares of Common Stock underlying the Warrants are included in the number of shares beneficially owned by Calm, as the Warrants will become exercisable on January 8, 2020, which is within 60 days of the date of this Schedule 13D/A (as defined below).

**	For purposes of calculating beneficial ownership of Calm, the total number of shares of Issuer’s Common Stock outstanding is 13,881,448 shares as of October 3, 2019, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on October 3, 2019.

Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Exchange Act, the undersigned hereby amends the Schedule 13D originally filed on November 19, 2018 and as amended on January 2, 2019 and July 12, 2019 (together, the “Schedule 13D”), relating to the Common Stock of the Issuer. This Schedule 13D/A is being filed solely as a result of an increase in Calm’s beneficial ownership of the Issuer due to the Warrants becoming exercisable on January 8, 2020, which is within 60 days following the date of this Schedule 13D/A. Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Calm is the beneficial owner, directly or indirectly through its ownership of the Note, of 1,787,718 shares of Series E Preferred Stock (convertible as of the date hereof into 2,770,962 shares of Common Stock). Calm also owns the Warrants to purchase 937,500 shares of Common Stock described above exercisable on January 8, 2020, which is within 60 days of the date of this Schedule 13D/A.Calm may be deemed to beneficially own these 3,708,462 shares of Common Stock, which constitute approximately 21.08% of the outstanding shares of the Issuer’s Common Stock, based on 13,881,448 shares as of October 3, 2019, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on October 3, 2019.

See also the information contained on the cover pages of this Schedule 13D/A, which is incorporated by reference herein.

(b) Calm may be deemed to have sole power to vote 3,708,462 shares of the Common Stock. See also the information contained on the cover pages of this Schedule 13D/A, which is incorporated by reference herein.

(c) As described on the cover page of this Statement on Schedule 13D/A, which description is incorporated by reference herein in answer to this Item 5, on July 8, 2019, Calm and the Issuer entered into the Note Purchase Agreement, pursuant to which Calm purchased (i) the Note, which is convertible into shares of Series E Preferred Stock and (ii) the Warrants. The purchase price of the foregoing investment was funded from Calm’s working capital.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2019

Calm.com, Inc.

By	/s/ Alex Tew
Name: Alex Tew
Title: Co-Chief Executive Officer

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS

 OF

CALM

Set forth below is a list of each executive officer and director of Calm setting forth the name, business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each individual is a United States citizen, and unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Calm.

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)	Address of Corporation or Other Organization (if different from address provided in Column 1)
Alex Tew*+	Co-Chief Executive Officer at Calm.com, Inc. +
Michael Acton Smith*+	Co-Chief Executive Officer at Calm.com, Inc. +
Alex Will	Chief Strategy Officer at Calm.com, Inc. +
David Trujillo*	Partner at TPG Capital	301 Commerce Street, Suite 3300 Fort Worth, Texas 76102
Harley Miller*	Principal at Insight Partners	1114 Avenue of the Americas 36th Floor New York, New York 10036

* Director

+ Calm.com, Inc.

77 Geary Street, Third Floor

San Francisco, CA 94108